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                      [LETTERHEAD OF GODIGITAL NETWORKS]

                                                       November 16, 2000



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: GoDigital Networks Corporation; Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

     Please be advised that pursuant to Rule 477 under the Securities Act of 1933, as amended, GoDigital Networks Corporation (the "Company") hereby requests that the Commission withdraw the Company's Registration Statement on Form S-1 initially filed with the Commission on November 17, 1999 (File No. 333-91169) (the "Form S-1"). The Form S-1 is being withdrawn due to the fact that the Company and its underwriters have concluded that current market conditions will not permit the sale of the Company's Common Stock at a price per share that would make the offering viable. The Company further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Form S-1 have been sold.



                                             Very truly yours,

                                             GODIGITAL NETWORKS CORPORATION


                                             /s/ T. Olin Nichols
                                             T. Olin Nichols
                                             Chief Financial Officer